Peak Fintech Signs Agreement to Acquire Analytics and AI Company Cubeler Inc.,

Paving the Way for Its North American Expansion

MONTREAL, QUEBEC - (PRNewswire - August 16, 2021) - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider and manager of the Cubeler Business Hub, today announced that it has reached an agreement to acquire 100% of the issued and outstanding shares of Cubeler Inc. ("Cubeler").

Cubeler (https://www.cubeler.com/) is an analytics and AI company located in Montreal. The company developed and owns the world-wide commercial rights to the technology at the core of Peak's Business Hub. Through its business development ecosystem, Cubeler provides its members with funding and credit offers from banks and other lending institutions, the ability to connect and network with other business owners, timely market intelligence on various industries, and advertising opportunities, all for free. Cubeler leverages the data collected throughout its ecosystem to develop and commercialize a series of analytics and AI-based applications.

"This acquisition is without a doubt the most important transaction in our Company's history," commented Peak CEO Johnson Joseph. "It not only gives us complete autonomy on the technology responsible for generating 90% of our revenue, but just as important, allows us to begin the next phase of our vision for the Business Hub, which is to create a global ecosystem of businesses and financial institutions where analytics and AI are used to conduct business more efficiently. Although Cubeler hasn't officially launched its ecosystem in Canada, there are already small businesses from a wide range of industries and from every province, except for PEI, pre-registered on the platform. Our goal is to take elements from our operations in China, such as our ability to control the flow of funds to help our members get paid faster, and integrate this operational model within Cubeler's ecosystem to create a North American Business Hub that provides members with the best of both worlds when we officially launch our North American operations later this year. We also plan on borrowing and implementing elements of Cubeler's current ecosystem, such as the networking and advertising opportunities it provides, to our Business Hub in China, which already has thousands of members, to generate new revenue streams from our Chinese operations. Again, the vision is to eventually replicate the Business Hub concept in other parts of the world and allow all members of a then global network of businesses to connect with one another and remove, wherever possible, all geographic barriers and allow small businesses to leverage AI and the Hub to conduct business on a global scale," concluded Mr. Joseph.

As the acquisition of Cubeler and expansion to North America are expected to have a significant impact on its future revenue, Peak will revise the revenue guidance it issued on July 20, 2021 immediately following the closing of the transaction.

Peak will acquire 100% of the issued and outstanding shares of Cubeler from Cubeler's shareholders in exchange for $1,000,000 in cash and 11,133,326 common shares of Peak, which will represent approximately 10% of Peak's issued and outstanding common shares on a fully-diluted basis following the closing of the transaction (the "Acquisition"). The Peak common shares received by Cubeler's shareholders will initially be restricted for a four-month period, following which 50% of the shares will be free-trading and the remaining 50% will be released and become free-trading over a two-year period on the anniversary date of the Acquisition. The Acquisition is expected to close on or prior to September 30, 2021, pending a fairness opinion from an independent third-party.

The Acquisition is expected to constitute a "related party transaction", as defined within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101"), as Johnson Joseph, Chief Executive Officer and director of Peak; Liang Qiu, director of Peak; Jean Landreville, Chief Financial Officer of Peak; Charles-André Tessier, director of Peak; and Mark Dumas, director of Peak (collectively the "Related Parties"), are all shareholders of Cubeler. The Acquisition will be exempt from (i) the formal valuation requirements of Section 5.4 of MI 61-101 by virtue of Subsection

5.5(a) of MI 61-101, and (ii) the minority shareholder approval requirements of Section 5.6 of MI 61-101 by virtue of Subsection 5.7(1)(a) of MI 61-101 on the basis that the fair market value of the consideration to be received by the Related Parties shall not exceed an amount equal to 25% of Peak's market capitalization.

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating primarily in the commercial lending industry. Peak's subsidiaries bring together lending financial institutions and businesses to create the Cubeler Business Hub, an ecosystem where analytics and artificial intelligence are used to facilitate transactions among members of the ecosystem. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets	MZ Group - MZ North America	Peak Fintech Group
Cathy Hume, CEO	Mark Schwalenberg, CFA	Barry Ellison, Director of Marketing and Communications
416-868-1079 ext.: 251	1-312-261-6430	514-340-7775 ext.: 521
cathy@chfir.com	PEAK@mzgroup.us	bellison@peakfintechgroup.com

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Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.